SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ICOS CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of incorporation or organization)	91-1463450 (I.R.S. Employer Identification No.)

22021—20th Avenue S.E. Bothell, Washington (Address of Principal Executive Offices)	98021 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☒

Securities Act registration statement file number to which this form relates:

                                                                                                                                   (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value per share

(Title of class)

Item 1. Description of Registrant’s Securities to Be Registered.

Item 1 of the registrant’s Registration Statement on Form 8-A dated April 18, 1991, is hereby amended in its entirety to read as follows:

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 100,000,000 shares of common stock, $0.01 par value, and 2,000,000 shares of preferred stock, par value $0.01 per share. The following is a summary of some of the rights and privileges pertaining to our common stock and our preferred stock. For a full description of our common stock and preferred stock you should refer to:

•	our Restated Certificate of Incorporation dated May 8, 1996;

•	our Certificate of Designation of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock dated August 9, 2002; and

•	our Restated Bylaws dated October 17, 2001.

Our Common Stock

As of May 16, 2003, there were 62,374,880 shares of common stock outstanding, held of record by 2,164 stockholders. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Our Restated Certificate of Incorporation does not permit cumulative voting in the election of directors. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding preferred stock. In the event of liquidation, dissolution or winding up of ICOS, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All the outstanding shares of common stock are validly issued, fully paid and nonassessable.

Our Preferred Stock

The Board of Directors has authority, without stockholder approval, to issue 2,000,000 shares of preferred stock in one or more series and to fix the powers, designations, preferences and relative, participating, optional or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting any series, without any further vote or action by our stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock. Accordingly, preferred stock could be issued with terms that could delay or prevent a change of control of ICOS or make removal of management more difficult. We have no shares of preferred stock outstanding and no present plans to issue any shares of preferred stock.

Warrants

In connection with the formation of ICOS Clinical Partners, L.P., a research and development partnership, we issued Series B Warrants to purchase shares of common stock. As of May 16, 2003, there were outstanding Series B Warrants to purchase an aggregate of 7,429,250 shares of common stock at any time prior to June 30, 2004 at an exercise price of $52.49 per share. The exercise price and the number of shares of common stock issuable upon exercise of each warrant will be appropriately adjusted in the event of stock splits, stock dividends, stock combinations or rights offerings involving the common stock. In the event of any reclassification or capital reorganization, or any consolidation or merger of ICOS with or into another entity, or any sale, lease or transfer to another person of all or substantially all the assets of ICOS, the holder of each outstanding warrant will have the right, upon subsequent exercise of such warrant, to purchase the kind and amount of shares of stock or other securities and property receivable upon such reclassification, capital reorganization, consolidation, merger, sale, lease or transfer that would have been received upon exercise of such warrant immediately prior thereto. The warrants do not confer upon the holder any voting or preemptive rights, or any other rights as a stockholder of ICOS.

Registration Rights of Certain Holders.

The holders of the Series B Warrants have certain registration rights with respect to the shares of common stock issuable upon exercise of these warrants. In addition, pursuant to an agreement between ICOS and the limited partners of ICOS Clinical Partners, L.P., the limited partners have certain registration rights with respect to shares of common stock that they may receive from ICOS if ICOS elects to purchase their partnership interests.

Antitakeover Effects of Stockholders’ Rights Plan, Charter Documents, Delaware Law and Washington Law

Provisions of our stockholders’ rights plan, our Restated Certificate of Incorporation, our Restated Bylaws, Delaware law and Washington law may be deemed to have an antitakeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

Stockholders’ Rights Plan. We have implemented a stockholders’ rights plan, also called a poison pill, which would substantially reduce or eliminate the expected economic benefit to an acquirer from acquiring us in a manner or on terms not approved by our board of directors. Under the rights plan, the board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. Each right entitles its registered holder, under certain circumstances and upon the occurrence of certain events, to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock, at a purchase price of $250.00 per one one-hundredth of a preferred share, subject to adjustment. The rights are not exercisable until the distribution date. Until the distribution date, or earlier redemption or expiration of the rights, the rights may only be transferred with the shares of our common stock.

If a person or group (collectively, an Acquiring Person) acquires beneficial ownership of 15% or more of our outstanding shares of common stock, then each right (other than those held by an Acquiring Person, an affiliate, or an associate of that person) will entitle the holder to purchase, for the purchase price, the number of shares of our common stock that, at the time of the transaction, have a market value of twice the purchase price. In addition, if another entity acquires us in a merger or business combination, or purchases the majority of our assets, each right will entitle the holder to purchase the number of shares of common stock of the acquiror that have a market value equal to twice the purchase price. Any rights owned by an Acquiring Person, an affiliate, or an associate of that person, will be void and nontransferable. The board of directors may also elect to exchange each right, other than those that become void and nontransferable as described above, for shares of common stock, without payment of the purchase price. Should the board of directors make this election, the exchange rate would be an amount of preferred stock equal to one-half of the number of shares of common stock that would otherwise be issuable at that time upon the exercise of one right.

Preferred Stock. As noted above, our board of directors, without stockholder approval, has the authority under our Restated Certificate of Incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control of ICOS or make removal of management more difficult.

Election and Removal of Directors. Our board of directors is divided into three classes, each class having a three-year term that expires on a year different from the other classes. At each annual meeting of stockholders, the successors to the class of directors whose terms are expiring are elected to serve for three-year terms. This classification of the board of directors has the effect of requiring at least two annual stockholder meetings to replace a majority of the directors. Our Restated Certificate of Incorporation authorizes only the board of directors to fill vacancies, including newly created directorships. In addition, our Restated Certificate of Incorporation and our Restated Bylaws provide that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the outstanding shares of voting stock. Because this system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of ICOS and may maintain the incumbency of the board of directors.

Stockholder Meetings. Under our Restated Bylaws, our stockholders may call a special meeting only upon the request of holders of at least 20% of the outstanding shares. In addition, the Board of Directors, the Chairman of the Board and the President may call special meetings of stockholders.

Delaware Law. We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	before that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding shares held by persons who are directors and also officers, and employee stock plans; or

•	on or after the consummation date, the business combination is approved by the board of directors of the corporation and by the affirmative vote at an annual or special meeting of stockholders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

For purposes of Section 203, a business combination includes a merger, asset sale or other transaction resulting in a direct or indirect financial benefit to the interested stockholder. An interested stockholder is generally a person who, together with affiliates and associates of that person, (a) owns 15% or more of the corporation’s voting stock or (b) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the prior three years.

Washington Law. The law of Washington state, where our principal executive offices are located, imposes restrictions on transactions between foreign corporations and their significant stockholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a target corporation from engaging in significant business transactions with an acquiring person for a period of five years after the acquiring person acquires the shares unless before that date, a majority of the target corporation’s board of directors approved either the significant business transaction or the purchase of shares made by the acquiring person. An acquiring person is generally defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation. Prohibited transactions include:

•	the merger, share exchange or consolidation of the target corporation with an acquiring person;

•	the termination of 5% or more of the employees of the target corporation employed in Washington over the five-year period following the acquiring person’s acquisition of 10% or more of the shares;

•	the issuance or transfer of shares, options, warrants or rights to acquire the target corporation’s shares to, or the redemption from, an acquiring person by the target corporation, except under limited circumstances;

•	the liquidation or dissolution of the target corporation proposed by or pursuant to an agreement with an acquiring person; and

•	the receipt by an acquiring person of any disproportionate direct or indirect benefit as a stockholder.

After the five-year period, a significant business transaction may take place so long as it complies with the fair price provisions of the statute or is approved by disinterested stockholders at an annual meeting of stockholders or special meeting of stockholders called to vote on the transaction.

Chapter 23B.19 applies to a foreign corporation if:

•	the corporation has a class of voting stock registered under Section 12 or 15 of the Securities Exchange Act of 1934, as amended, or the Exchange Act;

•	the corporation’s principal executive offices are located in Washington;

•	any of (a) more than 10% of the corporation’s stockholders of record are Washington residents, (b) more than 10% of its shares of record are owned by Washington residents or (c) 1,000 or more of its stockholders of record are Washington residents;

•	a majority of the corporation’s employees are Washington residents or the corporation employs more than 1,000 Washington residents; and

•	a majority of the corporation’s tangible assets are located in Washington or the corporation has more than $50 million of tangible assets located in Washington.

A corporation may not opt out of this statute. If we continue to meet the definition of target corporation, Chapter 23B.19 may have the effect of delaying, deferring or preventing a change of control of ICOS.

Item 2. Exhibits

Exhibit Number	Description

3.1	Restated Certificate of Incorporation of ICOS Corporation (A)

3.2	Certificate of Designation of Series A Junior Participating Preferred Stock (B)

3.3	Restated Bylaws of ICOS Corporation (C)

(A)	Filed as an exhibit to ICOS’s Registration Statement (Registration No. 333-3312) effective May 7, 1996 and incorporated herein by reference.

(B)	Filed as an exhibit to ICOS’s Form 8-A Registration of Certain Classes of Securities on August 9, 2002 and incorporated herein by reference.

(C)	Filed as an exhibit to ICOS’s Form 10-Q Quarterly Report on November 14, 2001 and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ICOS CORPORATION

Dated: May 21, 2003	By:	/s/ MICHAEL A. STEIN
Michael A. Stein Vice President and Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit Number	Description

3.1	Restated Certificate of Incorporation of ICOS Corporation (A)

3.2	Certificate of Designation of Series A Junior Participating Preferred Stock (B)

3.3	Restated Bylaws of ICOS Corporation (C)

(A)	Filed as an exhibit to ICOS’s Registration Statement (Registration No. 333-3312) effective May 7, 1996 and incorporated herein by reference.

(B)	Filed as an exhibit to ICOS’s Form 8-A Registration of Certain Classes of Securities on August 9, 2002 and incorporated herein by reference.

(C)	Filed as an exhibit to ICOS’s Form 10-Q Quarterly Report on November 14, 2001 and incorporated herein by reference.